Filed by Redback Networks Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 13e-4

of the Securities Exchange Act of 1934

Subject Company: Redback Networks Inc.

Commission File No.: 000-25853

Memo Distributed to Redback Employees on July 7, 2003.

This filing relates to Redback Networks Inc.’s proposed recapitalization transaction involving, among other things, a proposed offer by Redback Networks Inc. to exchange all of its outstanding 5% Convertible Subordinated Notes due 2007 (“Notes”) for shares of its common stock.

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Dear Redback Employees,

Today, we have achieved an important milestone at Redback. I am very excited to announce that we have reached an agreement to substantially eliminate our debt, creating a stronger balance sheet, improving our cash flows and strengthening our ability to meet our year-end goal of operating cash flow break-even. The restructuring is very positive for employees and our company, and once completed, it will greatly reduce the concerns about our viability that some of our investors, customers, and perhaps that even some of you may have had about Redback. I firmly believe this transaction will allow Redback to be one of the survivors in the telecom industry and a leader in IP networking.

In addition to reaching an agreement to restructure our debt, we have been able to complete a major alignment of our business model over the past year, including reducing operational costs, refocusing engineering, launching next-generation products and putting a management team and growth plan in place to execute on our long-term vision. At the completion of this debt restructuring, the company will once again have a well-balanced income statement of revenue and expenses and a solid balance sheet. Moreover, with a host of new products in the pipeline, I believe we are poised for increased growth and will emerge as an even stronger player in the burgeoning market for next-generation broadband networks.

All of this progress has been possible because of each one of your contributions. Thank you for your on-going dedication, belief in our company and most of all your patience!

The management team and I will be communicating details of this restructuring to our key constituents – you, the customers, the financial community and the media. I’m sure you have a number of questions about the restructuring, and most importantly, how this news impacts you as a Redback employee, so please join me for an all-hands meeting at 10:30 a.m. in building 250 for details of today’s news. During the meeting, I will also discuss the announcement relating to the Q2’03 quarter.

Until then, please visit our web site www.redback.com for the press release we issued today.

Thanks again for all your support,

Kevin DeNuccio

Note Regarding Forward Looking Statements

The statements contained in this document that are not purely historical are forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect actual future results. In particular, while Redback has announced the proposed restructuring, there is no assurance it will complete the transactions contemplated by the restructuring. If holders of convertible notes fail to tender into the exchange offer or if conditions to close the transaction are not satisfied, the transaction will be terminated. Additional risks and uncertainties relating to Redback’s business which could materially and/or adversely affect actual results of Redback, including but not limited to the anticipated effects of the restructuring transaction on Redback’s balance sheet, cash flows, financial stability and financial model, are set forth in the documents filed by Redback with the Securities and Exchange Commission (SEC), specifically the most recent reports on Form 10-K, Form 10-Q, Form 8-K and the other reports filed from time to time with the SEC.

Where You Can Find Additional Information

Investors and security holders are urged to read the following documents to be filed with the SEC, as amended from time to time, when they become available, because they will contain important information. In connection with the proposed recapitalization transaction, Redback will file with the SEC: (1) with respect to the exchange offer for Redback’s Notes and related transactions, a prospectus and registration statement on Form S-4, a tender offer statement on Schedule TO and other required documents, (2) with respect to stockholder approval of certain matters regarding the recapitalization transaction and the proposed issuance of warrants to purchase common stock, a proxy statement, a prospectus and registration statement and other required documents, and (3) other documents concerning the proposed recapitalization transaction. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s Web site at http://www.sec.gov. You may also obtain each of these documents for free (when available) from Redback by directing your request to investor_relations@redback.com.

Redback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Redback with respect to the transactions contemplated by the exchange offer. Information about the directors and officers of Redback is included in Redback’s Annual Report on Form 10-K filed with the SEC on March 31, 2003 and in Redback’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on March 31, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov and from Redback by directing your request to investor_relations@redback.com.

The foregoing reference to the registered exchange offer, the proposed warrant issuance and any other related transaction shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities of Redback.